August 27, 2009

VIA EDGAR AND FACSIMILE
(703) 813-6981

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:      Morgan Youngwood
Stephen Krikorian
Jan Woo
Katherine Wray

Re:         Internet Brands, Inc.
10-K for fiscal year ended December 31, 2008
Filed March 6, 2009
File No. 001-33797

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 13, 2009 relating to the above-referenced Form 10-K (the “10-K”) filed with the Commission (File No. 001-33797) on March 6, 2009.

Internet Brands, Inc. (the “Company”) is concurrently filing via EDGAR correspondence in response to the letter from the Commission to the 10-K.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Statement of Operations, page 48

1.
We note your response to prior comment No. 1. Please explain why you have not presented a computation of diluted earnings per share for the Class B shares.  In this regard, while the computation of diluted earnings per share for the Class A shares would assume conversion of the Class B shares, diluted earnings per share for the Class B shares should not assume conversion of those shares.  We refer you to paragraph 61.d. of SFAS 128. In addition, please revise the disclosures in your future quarterly filings to comply with paragraph 40 of SFAS 128.

RESPONSE TO COMMENT 1:

The Company has revised the Statement of Operations and related footnote to address the Staff’s comment.  See Exhibit A for details.  The Company will revise its disclosures in future filings to fully comply with paragraph 40 of SFAS 128.

2.
We note that you have included “total” stock-based compensation expense on the face of your statement of operations.  Please revise future filings to remove the subtotal from the face of your statements of operations.  You may present information in the notes to the financial statements or within your MD&A section.  We refer you to the guidance in SAB 107.

RESPONSE TO COMMENT 2:

The Company will revise future filings to remove the stock-based compensation expense subtotal line item from the face of the statement of operations.

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Intangible Assets, page 58

3.
We note from your response to prior comment No. 3 that you will disclose your accounting policy for cost of revenues in future filings.  Tell us your consideration of including parenthetical disclosure within the line item cost of revenues on the face of the statements of operations to indicate that cost of revenues is presented exclusive of depreciation and amortization expense.  We refer you to SAB Topic 11.B.

RESPONSE TO COMMENT 3:

In future filings, the Company will include a parenthetical disclosure within the cost of revenues line item on the face of the statement of operations to indicate that cost of revenues is presented exclusive of depreciation and amortization expense.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this response letter to the undersigned at (310) 280-4373.  The fax number is (310) 280-4335.  Thank you for your assistance.

Respectfully submitted,

/s/ Scott A Friedman
Scott A. Friedman
Chief Financial Officer

cc:          Robert N. Brisco, Chief Executive Officer, Internet Brands, Inc.
B. Lynn Walsh, Executive Vice-President and General Counsel, Internet Brands, Inc.
Timothy Clackett, BDO Seidman LLP

Exhibit A

INTERNET BRANDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2006	2007	2008
Revenues
Consumer Internet	$67,752	$63,738	$71,564
Licensing	17,052	26,151	32,472
Total revenues	84,804	89,889	104,036

Costs and operating expenses
Cost of revenues (exclusive of depreciation and amortization)	20,310	24,626	23,952
Sales and marketing (1)	19,025	21,026	21,473
Technology (1)	6,516	7,607	8,683
General and administrative(1)	18,303	23,745	17,154
Depreciation and amortization of intangibles	3,952	8,030	13,554
Total costs and operating expenses	68,106	85,034	84,816

Income from operations	$16,698	$4,855	$19,220
Investment and other income (expense)	6,287	6,033	497
Income before income taxes	22,985	10,888	19,717
Provision for (benefit from) income taxes	(70,082)	10,577	8,158
Net income	$93,067	$311	$11,559

Less undistributed oncome attributable to preferred stockholders	(54,279)	-	-
Net income attributable to common shareholders	$38,788	$311	$11,559

Basic net income per share - Class A and B common stock	$2.42	$0.01	$0.27
Diluted net income per share - Class A and B common stock	$2.01	$0.01	$0.26

Class A weighted average number of shares - Basic	12,996,300	36,697,233	40,003,230
Class A weighted average number of shares - Diluted	19,316,932	41,691,104	45,011,503

Class B weighted average number of shares - Basic and Diluted	3,025,000	3,025,000	3,025,000

Pro Forma net income per share attributable to common shareholders:
Basic	$2.42
Diluted	$2.23

Stock-based compensation expense by function (1)
Sales and marketing	$667	$1,208	$292
Technology	97	302	130
General and administrative	8,363	13,685	2,069

The following table sets forth the computation of basic and diluted net income per share of class A and B common stock (in thousands, except share and per share amounts):
	Year ended December 31,
	2006		2007		2008
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator—basic and diluted:
Net income allocated	$85,743	$7,324	$287	$24	$10,746	$813
Undistributed income attributable to preferred stockholders	(54,279)	-	-	-	-	-
Allocation of undistribured earnings, basic	31,464	7,324	287	24	10,746	813

Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	7,324	-	24	-	813	-
Reallocation of undistributed earnings to Class B shares	-	(1,249)	-	(1)	-	(36)
Allocation of undistributed earnings, diluted	$38,788	$6,074	$311	$23	$11,559	$777

Denominator—basic and diluted:
Weighted-average common shares	13,948,124	3,025,000	37,065,513	3,025,000	40,701,178	3,025,000
Weighted-average unvested restricted stock subject to repurchase	(951,824)	-	(368,280)	-	(697,948)	-
Denominator for basic calculation	12,996,300	3,025,000	36,697,233	3,025,000	40,003,230	3,025,000
Weighted-average effect of dilutive securities:
Conversion of Class B to Class A shares	3,025,000	-	3,025,000	-	3,025,000	-
Employee stock options	1,305,746	-	1,600,591	-	1,285,325	-
Warrants	1,038,062	-	-	-	-	-
Unvested restricted stock subject to repurchase	951,824	-	368,280	-	697,948	-
Denominator for diluted calculation	19,316,932	3,025,000	41,691,104	3,025,000	45,011,503	3,025,000

Net income per share—basic	$2.42	$2.42	$0.01	$0.01	$0.27	$0.27
Net income per share—diluted	$2.01	$2.01	$0.01	$0.01	$0.26	$0.26

The net income per share amounts are the same for Class A and Class B because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.